SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

October 27, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

 INUKSHUK INTERNET ANNOUNCES THE LAUNCH OF ITS 2004 CALL FOR PROPOSALS IN THE YUKON TERRITORY

Montreal, October 27, 2004 - Broadband wireless company Inukshuk Internet Inc. today announced the launch of its 2004 "Call for Proposals" in the Yukon territory. The call offers an exciting opportunity to develop partnerships between Inukshuk and members of the Yukon's learning communities.

Under the call, applicants are invited to submit proposals that focus on enhancing either content or connectivity related to learning and the Internet. Content proposals are welcome for innovative and creative projects to develop multimedia and feature-rich learning content, applications or learning environments for Canada's learning communities. Applications are also encouraged for connectivity projects, which will result in the provision of broadband wireless Internet access to un-served and underserved communities.

"A foundation of Inukshuk is the creation of this unique public/private sector collaboration in the learning sector," said Andre Tremblay, President and CEO of Inukshuk. "Our Learning Plan was created to offer long-term, mutually beneficial partnerships with members of the learning community, and to help develop on-line learning opportunities. The issuance of the call today is another affirmation of our commitment."

Inukshuk's Learning Plan is the result of extensive consultation across the country, carried out to identify the needs and priorities of Canada's learners. It aims to fullfil the need for on-line learning in three specific ways: Connectedness, Content and Continuity. Inukshuk has established a Partnership Committee in each of its twelve licensed service areas to provide direction and guidance on projects. To ensure the viability of its Learning Plan, Inukshuk has also committed to investing annually in each of the regions for which it was awarded a licence.

This year, up to $63,000 will be available for the funding of content and connectivity projects in Yukon.

To obtain additional information on how to apply for funding, please visit www.inukshuk.ca or contact us at inukshuk.internet@microcell.ca.

About Inukshuk Internet

Inukshuk Internet Inc. is a wholly owned subsidiary of Microcell Telecommunications Inc. (TSX: MT.A and MT.B), a Canadian provider of Personal Communications Services (PCS) under the Fido brand name. Inukshuk Internet was granted licences from Industry Canada for Multipoint Communications Systems (MCS) spectrum in the 2500 MHz frequency range, to build a unique, "last mile" broadband wireless access network. The licences cover a population of some 30 million people, comprising all the provinces and territories of Canada, with the exception of Manitoba and Saskatchewan. On November 19, 2003, Inukshuk announced that it had formed a new venture with MTS Allstream and NR Communications, LLC to further expedite and extend MCS network deployment.

For more information, visit www.inukshuk.ca, and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc.

For more information:
Media:
Claire Fiset
514 992-1368
claire.fiset@microcell.ca